May 12, 2021
Via EDGAR and Courier
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F St NE
Washington, D.C. 20549

Attention:	Jeffrey Gabor
Joe McCann

Re:	MedAvail Holdings, Inc.
Registration Statement on Form S-1
File Number 333-255347
Filed April 19, 2021
CIK No. 0001402479

Ladies and Gentlemen:
On behalf of our client, MedAvail Holdings, Inc. (“MedAvail” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 6, 2021, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Revised Registration Statement”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page reference appearing in the headings and the Staff comments below (which are references to the original Registration Statement submitted on April 19, 2021, all page references herein correspond to the Revised Registration Statement.
Incorporation of Certain Information by Reference, page 57
1.Please revise your prospectus to remove this section and include all of the disclosure required by Form S-1. In this regard, we note that the registered entity disposed of substantially all of its assets and liabilities in a spin-off transaction in November 2020 prior to completing the merger with MedAvail, Inc. Accordingly you do not meet the requirements of General Instruction VII.D.1(b) of Form S-1 at this time.
In response to the Staff’s comment, the Company has filed the Revised Registration Statement to include all the disclosure required by Form S-1.

Securities and Exchange Commission
May 12, 2021

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If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (650) 849-3305 or Philip Oettinger at (650) 565-3564.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Eric Hsu
Eric Hsu

cc:	Ed Kilroy, MedAvail Holdings, Inc.
Ryan Ferguson, MedAvail Holdings, Inc.
Philip Oettinger, Wilson Sonsini Goodrich & Rosati, P.C.

4812-2007-2169.2